UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

Mayquest Ventures, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

Roman Zherdytskyi, President

Hydrangea Holdings Ltd.

Crystal Offices

Krambis Bldg., Stasikratous str. 20B flat 202

1064 Nicosia, Cyprus

Tel +35722583000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 22, 2009

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only): n/a
			Hydrangea Holdings Ltd.
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	WC

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	Hydrangea Holdings Ltd. is incorporated in Cyprus.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	31,026,600

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	31,026,600

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	31,026,600

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	99%

	(14)	Type of Reporting Person:	CO

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
			Ganna Zherdytska
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	OO

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	Ganna Zherdytska is a citizen of Ukraine

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	31,026,600

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	31,026,600

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	31,026,600

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	99%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Mayquest Ventures, Inc., a Delaware corporation (the “Company” or “Issuer”)

The Company’s office address is at c/o Hydrangea Holdings Ltd., Crystal Offices, Krambis Bldg., Stasikratous str. 20B, flat 202, 1064 Nicosia, Cyprus. Its telephone number at this location is  +35722583000.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Hydrangea Holdings Ltd., a Cyprus corporation ("Hydrangea "), and Ganna Zherdytska (each a "Reporting Person," and together, the "Reporting Persons").

Hydrangea purchased 31,026,600 of the Company's Common Stock as of December 22, 2009, pursuant to a Common Stock Purchase Agreement dated as of December 10, 2009 between Hydrangea and the Company.

Hydrangea is a corporation incorporated in Cyprus. Hydrangea is an investment consulting company based in Ukraine.. Hydrangea is located at the following address: Crystal Offices, Krambis Bldg., Stasikratous str. 20B, flat 202, 1064 Nicosia, Cyprus.

Hydrangea has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The controlling shareholder of Hydrangea is Ganna Zherdytska, who is also the Director of Hydrangea. Ganna Zherdytska’s business address is at Crystal Offices, Krambis Bldg., Stasikratous str. 20B, flat 202, 1064 Nicosia, Cyprus. Ganna Zherdytska has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ganna Zherdytska is a citizen of Ukraine.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Common Stock Purchase Agreement, on December 22, 2009, Hydrangea purchased for a price of USD$59,990.00 in cash, 31,026,600 shares of newly issued restricted shares of common stock from the Company. Hydrangea used "working capital" to purchase the Company's Common Stock. As used herein, the Term "working capital" includes income from the business operations of Hydrangea plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Persons acquired their interests in the Company pursuant to a transaction whereby Roman Zherdytskyi would become an sole officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Ganna Zherdytska, Roman Zherdytskyi and/or Hydrangea may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Persons has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Hydrangea beneficially owns 31,026,600 shares of the Company's Common Stock, representing 99% interest in the shares of Common Stock currently issued and outstanding.

As the controlling stockholder of Hydrangea, Ganna Zherdytska is the "control person" of the Company as that term is defined in the Securities Act of 1933, as amended.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Hydrangea or Ganna Zherdytska has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Common Stock Purchase Agreement dated December 10, 2009, between Hydrangea Holdings Ltd. and the Company (herein incorporated by reference from filing on Form 8-K by the Company on December 18, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HYDRANGEA HOLDINGS LTD.

A Cyprus corporation

/s/ Ganna Zherdytska

By: ________________________________

Name: Ganna Zherdytska

Title: Director

Dated: 30 December, 2009

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ganna Zherdytska

By: ________________________________

Name: Ganna Zherdytska

Dated: 30 December, 2009